UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33830Q109

(CUSIP Number)

Mulyadi Tjandra

1 Kim Seng Promenade #10-01

East Tower, Great World City

Singapore 237994

+65 6737 3023

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830Q109	13D	Page 1 of 3 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 29, 2024 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of 5E Advanced Materials, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Second Amendment to Amended and Restated Note Purchase Agreement

On May 28, 2024, the Issuer entered into a second amendment to the Amended and Restated Note Purchase Agreement (“Amendment No. 2”), related to the Issuer’s outstanding 4.50% senior secured convertible notes (the “Existing Notes”). Pursuant to Amendment No. 2, the Issuer agreed, among other things, to issue and sell new senior secured convertible notes in an aggregate principal amount of $6.0 million (the “New Notes” and, collectively with the Existing Notes, the “Convertible Notes”) to BEP and Ascend Global (the “Purchasers”). The transaction is expected to close on June 10, 2024 (the “Closing”).

The New Notes will bear interest at a rate of 4.50% per annum, payable semi-annually, or 10.00% per annum if the Issuer elects to pay such interest through the delivery of additional Convertible Notes, and mature on August 15, 2028. The New Notes to be purchased by Ascend Global will initially be convertible into an aggregate of approximately 1,951,220 shares of Common Stock at a conversion price of $1.5375 per share of Common Stock. Assuming the Issuer elects to pay interest on all of the New Notes in kind through the delivery of additional Convertible Notes, a total of up to 2,945,302 shares of Common Stock will be issuable upon conversion of such New Notes held by Ascend Global at a conversion rate of 650.4065 shares of Common Stock per $1,000 principal amount of Convertible Notes.

Second Amended and Restated Investor and Registration Rights Agreement

In connection with the issuance and sale of the New Notes and pursuant to Amendment No. 2, at Closing, the Issuer intends to enter into the Second Amended and Restated Investor and Registration Rights Agreement (the “Second Amended and Restated IRRA”) by and among the Issuer, BEP, Ascend Global and Meridian. Pursuant to the Second Amended and Restated IRRA, the Issuer will grant the Purchasers registration rights for the shares of Common Stock underlying the New Notes, which are substantially similar to those granted under the Amended and Restated IRRA with respect to the shares of Common Stock underlying the Convertible Notes.

CUSIP No. 33830Q109	13D	Page 2 of 3 pages

The Second Amended and Restated IRRA will continue to provide the parties thereto with substantially the same director nomination rights set forth in the Amended and Restated IRRA, whereby each of BEP and Ascend Global (or such person as may be nominated by Ascend Global) has the right, so long as such party beneficially owns (i) at least twenty-five percent (25%) of the outstanding principal amount of the Convertible Notes or (ii) at least ten percent (10%) of the outstanding shares of Common Stock, to designate one (1) individual to the Issuer’s Board of Directors.

The foregoing descriptions of Amendment No. 2 and the Second Amended and Restated IRRA do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is included as an exhibit to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of the Amendment No. 2 and the Second Amended and Restated IRRA and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit Number	Description
4	Amendment No. 2 to the Amended and Restated Note Purchase Agreement, dated May 24, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 28, 2024).
5	Form of Second Amended and Restated Investor and Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 28, 2024).

CUSIP No. 33830Q109	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024

Meridian Investments Corporation

	By:	/s/ Mulyadi Tjandra
	Name:	Mulyadi Tjandra
	Title:	Director

Ascend Global Investment Fund SPC for and on behalf of Strategic SP

	By:	/s/ Mulyadi Tjandra
	Name:	Mulyadi Tjandra
	Title:	Director

Ascend Capital Advisors (S) Pte. Ltd.

	By:	/s/ Mulyadi Tjandra
	Name:	Mulyadi Tjandra
	Title:	Director

Ascend Financial Holdings Limited

By: KEY TIME VENTURES LIMITED, Director

	By:	/s/ Lau Kar Yee
	Name:	Lau Kar Yee
	Title:	Authorized Signatory of Key Time Ventures Limited

/s/ Halim Susanto
Halim Susanto